ALICE HSU
212.872.1053
ahsu@akingump.com

September 4, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Jonathan Burr

Re:	Starboard Value Acquisition Corp.

Amendment No. 1 to

Registration Statement on Form S-1

Filed August 28, 2020

File No. 333-248094

Dear Mr. Burr:

On behalf of Starboard Value Acquisition Corp. (the “Company”), reference is made to the letter dated September 2, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) through EDGAR in response to the Staff’s comment. Amendment No. 2 has been marked to indicate changes from the Registration Statement.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 2, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 1 to Form S-1 submitted August 28, 2020

Exhibits

1.	We note that Section 9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims made under the federal securities laws. If the provision is applicable to investors in this offering, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

Securities and Exchange Commission

September 4, 2020

The Company acknowledges the Staff’s comment, and has revised Section 9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 to clarify that (i) this provision does not apply to claims under the Exchange Act or any other claims for which federal district courts are the sole and exclusive jurisdiction and (ii) it is applicable to any person or entity purchasing or otherwise acquiring any interest in the warrants. The revised Form of Warrant Agreement is filed as Exhibit 4.4 to Amendment No. 2.

In addition, the Company has added disclosure on pages 72 and 165 of Amendment No. 2 to discuss the provision.

* * * * *

Please do not hesitate to contact the undersigned at (212) 872-1053, or Jason Daniel at (214) 969-4209, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Alice Hsu

Alice Hsu

cc:	Securities and Exchange Commission
Erin E. Martin
Jeffrey Lewis
Wilson Lee

Starboard Value Acquisition Corp.
Martin D. McNulty, Jr.